SEC 1745 (2-95)

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                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                    (Amendment No.--------)*


                Xavier Corporation (the "Issuer")
                        (Name of Issuer)

  Common Stock, $.0007 par value per share (the "Common Stock")
                   (Title Class of Securities)

                            98394110
                         (CUSIP Number)

Mr. Alain Rukavina                   with copies to:
  as Provisional                     Robert Mollen, Esq.
  Administrator for                  Fried, Frank, Harris,
  Russ Oil & Technology S.A.           Shriver & Jacobson
5 Boulevard Royal                    4 Chiswell Street
L-2449 Luxembourg                    London EC1Y 4UP
(352) 453-113                        (44 171) 972-9600

             (Name, Address and Telephone Number of
             Person Authorized to Receive Notices )

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98394110       13G         Page ------ of ------ Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Russ Oil & Technology S.A. ("Russ Oil"); not applicable

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)  / /
         (b)  / /

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

         Luxembourg

            5   SOLE VOTING POWER

                1,408,486 shares of Common Stock; Warrants to
                acquire 3,865,418 shares of Common Stock; and,
                according to the Issuer, Russ Oil is entitled
                to receive Warrants to acquire an additional
                1,734,944 shares of Common Stock, which
                Warrants have not been issued.  Russ Oil has
                not yet been able to verify its interest in
                these unissued warrants, but in view of the
NUMBER OF       advice from the Issuer, has included them in
SHARES          this Schedule 13G.
BENE-
FICIALLY    6   SHARED VOTING POWER
OWNED BY
EACH        7   SOLE DISPOSITIVE POWER
REPORTING
PERSON      8   SHARED DISPOSITIVE POWER
WITH
                1,408,486 shares of Common Stock; Warrants to acquire 3,865,418 shares of Common Stock; and, according to the Issuer, Russ Oil is entitled to receive Warrants to acquire an additional
                1,734,944 shares of Common Stock, which
                Warrants have not been issued. Russ Oil has not yet been able to verify its interest in these unissued warrants, but in view of the advice from the Issuer, has included them in this
                Schedule 13G.

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,008,848 shares of Common Stock (assuming the exercise of all Warrants beneficially owned by Russ Oil, including all unissued Warrants)

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*

         / /

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         27.3% (assuming the exercise of all Warrants beneficially owned by Russ Oil, including all unissued
         Warrants)

12  TYPE OF REPORTING PERSON*

         CO


Item 1.

(a)  Name of Issuer

     Xavier Corporation (the "Issuer")

(b)  Address of Issuer's Principal Executive Offices

     1600 Smith Street, Suite 4700, Houston, TX 77002

Item 2.

(a)  Name of Person Filing

     Russ Oil & Technology S.A. ("Russ Oil")

(b)  Address of Principal Business Office or, if none, Residence

     Russ Oil, 5 Boulevard Royal, L-2449 Luxembourg

(c)  Citizenship

     Russ Oil -- Luxembourg

(d)  Title of Class of Securities

     Common Stock, $.0001 par value per share (the "Common
     Stock")

(e)  CUSIP Number

     98394110

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)  / /  Broker or Dealer registered under Section 15 of the Act

(b)  / /  Bank as defined in Section 3(a)(6) of the Act

(c)  / /  Insurance Company as defined in Section 3(a)(19) of the
          Act

(d)  / /  Investment Company registered under Section 8 of the
          Investment Company Act

(e)  / /  Investment Adviser registered under Section 203 of the
          Investment Advisers Act of 1940

(f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income
          Security Act of 1974 or Endowment Fund; see
          Section 240.13d-1(b)(1)(ii)(F)

(g)  / /  Parent Holding Company, in accordance with
          Section 240.13d-1(b)(ii)(G) (Note:  See Item 7)

(h)  / /  Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

Item 4.   Ownership

               If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-l(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a)  Amount Beneficially Owned:

     Russ Oil - 7,008,848 shares of Common Stock (assuming the exercise of all Warrants beneficially owned by Russ Oil, including all unissued Warrants)

(b)  Percent of Class:

     Russ Oil - 27.3% (assuming the exercise of all Warrants beneficially owned by Russ Oil, including all unissued
     Warrants)

(c)  Number of shares as to which such person has:

     (i)   sole power to vote or to direct the vote:

               Russ Oil - 7,008,848 shares of Common Stock
               (assuming the exercise of all Warrants
               beneficially owned by Russ Oil, including all unissued Warrants)

     (ii)  shared power to vote or to direct the vote:

               0

     (iii) sole power to dispose or to direct the disposition of:

               0

     (iv) shared power to dispose or to direct the disposition of:

               Russ Oil - 7,008,848 shares of Common Stock
               (assuming the exercise of all Warrants
               beneficially owned by Russ Oil, including all unissued Warrants)

Item 5.   Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the Common Stock, check the following __.

Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person.

               Each Reporting Person has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by it.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the
          Parent Holding Company.

               Not applicable.

Item 8.   Identification and Classification of Members of the
          Group.

               Not applicable.

Item 9.   Notice of Dissolution of Group.

               Not applicable.

Item 10.  Certification.

               Not applicable.


                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


            June 20, 1997
-------------------------------------
                  Date


                              RUSS OIL & TECHNOLOGY S.A.

                                    /s/ Alain Rukavina
                              ---------------------------------
                              By:  Alain Rukavina
                                   (Solely in his capacity as
                                   Provisional Administrator of
                                   Russ Oil & Technology S.A. as
                                   appointed by the District
                                   Court of and in Luxembourg on
                                   November 18, 1996)

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.

   Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)